UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

GAIN CAPITAL HOLDINGS, INC.

(Name of issuer)

Common Stock, par value $0.00001

(Title of class of securities)

36268W100

(CUSIP number)

Catherine O’Leary

IPGL Limited

3rd Floor, 39 Sloane Street, London, SW1X 9LP

+44 207 448-0388

COPY TO:

Robert M. Hayward, P.C.

Kirkland & Ellis LLP

300 N. LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*                      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 36268W100

Explanatory Note: The Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on February 15, 2018 (the “Schedule 13D”), is hereby amended by this Amendment No. 1 to Schedule 13D (“Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D.

(1)	Names of reporting persons IPGL Limited

(2)	Check the appropriate box if a member of a group (see instructions)
	(a)	☒
	(b)	☐

(3)	SEC use only

(4)	Source of funds (see instructions) OO (see Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization England and Wales

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares

	(8)	Shared voting power 5,582,981 shares (see Item 5(a))

	(9)	Sole dispositive power 0 shares

	(10)	Shared dispositive power 5,582,981 shares (see Item 5(a))

(11)	Aggregate amount beneficially owned by each reporting person 5,582,981 shares (see Item 5(a))

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11) 14.9% (See Item 5(a))

(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 36268W100

(1)	Names of reporting persons IPGL No. 1 Limited (f/k/a Fox & Trot Limited)

(2)	Check the appropriate box if a member of a group (see instructions)
	(a)	☒
	(b)	☐

(3)	SEC use only

(4)	Source of funds (see instructions) OO (see Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization England and Wales

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares

	(8)	Shared voting power 4,629,950 shares (see Item 5(a))

	(9)	Sole dispositive power 0 shares

	(10)	Shared dispositive power 4,629,950 shares (see Item 5(a))

(11)	Aggregate amount beneficially owned by each reporting person 4,629,950 shares (see Item 5(a))

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11) 12.4% (See Item 5(a))

(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 36268W100

Item 2.  Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)            This Amendment is being jointly filed by each of IPGL Limited (“IPGL”) and IPGL No. 1 Limited (f/k/a Fox & Trot Limited) (“IPGL 1” and together with IPGL, the “Reporting Persons”) pursuant to Rule 13d- 1(k) promulgated by the SEC pursuant to Section 13 of the Act.

(b)            The address of the principal business office of the Reporting Persons is c/o IPGL Limited, 3rd Floor, 39 Sloane Street, London, SW1X 9LP.

(c)             IPGL is a corporate holding company and the 100% owner and ultimate parent company of IPGL 1. The principal business of the Reporting Persons is to make investments in both private and public companies in the financial services sector and also in alternative assets such as wine, art, and property.

(d) - (e) During the last five years, neither of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons’ executive officers or directors (as applicable) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons’ executive officers or directors (as applicable) has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)              The Reporting Persons are organised under the laws of England and Wales.

The name, primary business address, citizenship and present principal occupation of each director and executive officer of each Reporting Person is set forth in Schedule A to this Amendment, which is incorporated herein by reference.

Item 3.  Source and Amount of Funds.

Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

On March 13, 2018 and March 28, 2018, IPGL purchased 69,647 and 30,353 shares of common stock, par value $0.00001 per share (the “Common Stock”), of Gain Capital Holdings, Inc. (“Company”), at a price of $6.98 and $6.73 per share, respectively, in open market transactions. The source of funds for the acquisition of shares was working capital of IPGL, dividend income from investments held by IPGL and disposal of investments held by IPGL.

SCHEDULE 13D/A

CUSIP No. 36268W100

Item 4.  Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

As previously disclosed, on September 14, 2018, Mark William Lane Richards resigned as a member of the Board of Directors of the Company (the “Board”). On October 7, 2019, the Board of the Company appointed John Douglas Rhoten to serve as a Class II Director of the Company. Mr. Rhoten was appointed to the Board pursuant to a director appointment right granted to INCAP Gaming B.V., an affiliate of IPGL, in a Stockholders’ Agreement dated as of October 31, 2014, which was entered into by the Company in connection with its acquisition of City Index (Holdings) Limited. On May 8, 2019, Samantha Anne Wren was appointed Chief Executive Officer of IPGL and IPGL 1 and a director of IPGL.

In connection with the Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 26, 2020, by and among the Company, INTL FCStone Inc. (“Parent”) and Golf Merger Sub I Inc., each of the Reporting Persons entered into a voting and support agreement (the “Voting and Support Agreements”) with Parent on the date thereof. Pursuant to the Voting and Support Agreements, the Reporting Persons agreed that during the term of the agreement, at the Company Stockholder Meeting (as defined in the Merger Agreement) and at any other meeting of the stockholders of the Company, the Reporting Persons will, in each case consent to (i) appear at each such meeting or otherwise cause such shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), in person or by proxy, all shares reported herein (A) in favor of (1) the adoption and approval of the Merger Agreement and approval of the merger governed thereby and other transactions contemplated by the Merger Agreement and (2) any proposal to adjourn or postpone any meeting of the stockholders of the Company at which any of the foregoing matters are submitted for consideration and vote of the stockholders of the Company to a later date if there are not a quorum or sufficient votes for approval of such matters on the date on which the meeting is held to vote upon any of the foregoing matters; (B) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of the Reporting Persons contained in the Voting and Support Agreements, if requested by Parent in writing; and (C) against any Acquisition Proposal (as defined in the Merger Agreement) and against any other action, agreement or transaction involving the Company or any of its subsidiaries that would reasonably be expected to materially impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the transactions contemplated by the Merger Agreement or the Voting and Support Agreements or the performance by the Company of its obligations under the Merger Agreement or by the Reporting Persons of their obligations under the Voting and Support Agreements.

The foregoing is a summary of certain material terms of the Voting and Support Agreements. The foregoing description is not, and does not purport to be, complete and is qualified in its entirety by reference to the full text of the Voting and Support Agreements, which have been filed as Exhibits G and H and are incorporated herein by reference.

SCHEDULE 13D/A

CUSIP No. 36268W100

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)            Amount beneficially owned as of the date hereof:

The Reporting Persons beneficially own an aggregate of 5,582,981 shares of Common Stock. The shares of Common Stock beneficially owned by the Reporting Persons are held of record as follows: (a) 953,031 shares by IPGL; and (b) 4,629,950 shares by IPGL 1.

David Jeremy Courtenay-Stamp, David Gelber, Thomas George Spencer, Michael Alan Spencer and Samantha Anne Wren are the directors of IPGL and have the power, acting by majority vote, to vote or dispose of shares directly held by IPGL. IPGL is the 100% owner of IPGL No. 1. Frederick Morton, Samantha Anne Wren, David Jeremy Courtenay-Stamp and David Gelber are the directors of IPGL No. 1, and act at the direction of the directors of IPGL to vote or dispose of shares directly held by IPGL No. 1, except in certain limited circumstances where they have the power, acting by majority vote, to vote or dispose of shares directly held by IPGL No. 1. As a result, IPGL may be deemed to share voting and dispositive power with respect to the shares of Common Stock held of record by IPGL No. 1.

Percent of class:

In the aggregate, IPGL beneficially owns 5,582,981 shares of Common Stock, or 14.9% of the total number of shares of Common Stock outstanding.

In the aggregate, IPGL No. 1 beneficially owns 4,629,950 shares of Common Stock, or 12.4% of the total number of shares of Common Stock outstanding.

All percentages calculated in this Amendment are based upon 37,429,995 shares outstanding as of November 5, 2019 based upon the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2019

(b)            Number of shares as to which such person has:

(i)                  sole power to vote or to direct the vote: 0 shares.

(ii)               shared power to vote or to direct the vote: See Item 8 on the cover pages hereto.

(iii)            sole power to dispose or to direct the disposition of: 0 shares.

(iv)           shared power to dispose or to direct the disposition of: See Item 10 on the cover pages hereto.

SCHEDULE 13D/A

CUSIP No. 36268W100

(c)             The information set forth in Item 3 of the Schedule 13D is hereby incorporated by reference into this Item 5(c), as applicable.

Other than as described in this Item 5(c) herein, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule A has effected any transaction in the Shares since the filing of the last amendment to this Filing.

(d)            Not applicable

(e)             Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 4 of this Amendment is hereby incorporated by reference into this Item 6, as applicable.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following:

Exhibit F:	Joint Filing Agreement dated as of March 2, 2020, by and among the Reporting Persons.

Exhibit G:	Voting and Support Agreement, dated as of February 26, 2020, by and between INTL FCStone Inc. and IPGL Limited.

Exhibit H:	Voting and Support Agreement, dated as of February 26, 2020, by and between INTL FCStone Inc. and IPGL No. 1 Limited.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit F hereto.

Date: March 2, 2020.

IPGL LIMITED

By:	/s/ Samantha Wren
Name:	Samantha Wren
Title:	Director

IPGL NO. 1 LIMITED

By:	/s/ Samantha Wren
Name:	Samantha Wren
Title:	Director

SCHEDULE A

Set forth below is the name, primary business address, present occupation or employment and citizenship of each director and executive officer of IPGL and IPGL 1.

IPGL is managed by a board of directors acting by majority vote. The name and principal occupation of each of the members of the board of directors of IPGL and its executive officers are listed below. The business address of each director and executive officer of IPGL is c/o IPGL Limited, 3rd Floor, 39 Sloane Street, London, SW1X 9LP.

All executive officers and directors of IPGL are citizens of the United Kingdom except for David Gelber who is a citizen of Canada.

Directors and Executive Officers of IPGL

Name	Principal Occupation or Employment
David Jeremy Courtenay-Stamp	Member of The Ebury Partnership LLP and Director of IPGL
David Gelber	Compliance Officer of Castellian Capital LLP, Chairman of Walker Crisps plc, Director of AA4 Plus plc and Director of IPGL
Michael Alan Spencer	Chairman and Director of IPGL
Thomas George Spencer	R3 Industry Business Unit Team Lead and Director of IPGL
Samantha Anne Wren	Chief Executive Officer and Director of IPGL
Frederick Morton	Chief Financial Officer of IPGL

IPGL 1 is wholly-owned by IPGL and is managed by a board of directors that act at the direction of the board of directors of IPGL, except in certain limited circumstances where they have the power to act by majority vote. The name and principal occupation of each of the members of the board of directors of IPGL 1 are listed below. The business address of each director of IPGL 1 is c/o IPGL No. 1 Limited, 3rd Floor, 39 Sloane Street, London, SW1X 9LP.

All directors of IPGL 1 are citizens of the United Kingdom, except for David Gelber, who is a citizen of Canada.

Directors and Executive Officers of IPGL 1

Name	Principal Occupation or Employment
David Jeremy Courtenay-Stamp	Member of The Ebury Partnership LLP and Director of IPGL 1
David Gelber	Compliance Officer of Castellian Capital LLP, Chairman of Walker Crisps plc, Director of AA4 Plus plc and Director of IPGL 1
Samantha Anne Wren	Chief Executive Officer and Director of IPGL 1
Frederick Morton	Chief Financial Officer and Director of IPGL 1